Filed by Outdoor Channel Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Outdoor Channel Holdings, Inc.

Commission File No.: 000-17287

Outdoor Channel Holdings Announces Intent to Voluntarily Delist From NASDAQ Global Select Market

TEMECULA, Calif. — February 21, 2013—Outdoor Channel Holdings, Inc. (NASDAQ: OUTD)(the “Company”) today announced that it has submitted written notice to the NASDAQ Global Select Market (“NASDAQ”) of its intention to voluntarily delist its common stock, par value $0.001 per share from NASDAQ.

As previously announced, on November 15, 2012, the Company entered into a merger agreement with InterMedia Outdoors Holdings, LLC (“IMOTSC”), InterMedia Outdoor Holdings, Inc. (“IMOH”), and certain indirect wholly-owned subsidiaries of IMOTSC, pursuant to which the Company and IMOTSC will become wholly-owned subsidiaries of IMOH and, as a result, a trading market for Company common stock will cease. If the stockholders of the Company approve the merger agreement at the Special Meeting of Stockholders to be held on March 13, 2013, the Company expects the transaction to be completed on or about March 14, 2013, following which point the common stock of IMOH is expected to be listed for trading on NASDAQ.

The Company intends to file a Form 25 with the Securities and Exchange Commission (the “SEC”) to delist its common stock effective shortly following the closing of the transaction. The Company further intends to file a Form 15 with the SEC following the closing of the transaction in order to notify the SEC of the automatic suspension of its public reporting obligations under Sections 13(a) and 15(d) of the Exchange Act of 1934, as amended.

About Outdoor Channel Holdings, Inc.

The Company owns and operates Outdoor Channel and Winnercomm Inc. and offers programming that captures the excitement of hunting, fishing, shooting, adventure and the Western lifestyle and can be viewed on multiple platforms including high definition, video-on-demand, as well as on a dynamic broadband website. Winnercomm is one of America’s leading and highest quality producers of live sporting events and sports series for cable and broadcast television. The Company also owns and operates the SkyCam and CableCam aerial camera systems which provide dramatic overhead camera angles for major sports events, including college and NFL football.

Safe Harbor Statement

Certain matters discussed in this news release, with the exception of historical matters, may be forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. You should understand that the following important factors, in addition to those risk factors disclosed in the Company’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the Registration Statement on Form S-4, as amended (Registration No. 333-185106), initially filed by IMOH with the SEC on November 21, 2012 and in the documents which are incorporated by reference therein, could affect the future results of the Company and IMOH after the consummation of the transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	failure of Company stockholders to adopt the merger agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that the combined company following this transaction will not realize on its financing strategy;

•	litigation in respect of either company or the mergers; and

•	disruption from the mergers making it more difficult to maintain certain strategic relationships.

The Company also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. The Company undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving the Company and InterMedia Outdoors Holdings, LLC. In connection with the proposed transaction, the Registration Statement on Form S-4, as amended (Registration No. 333-185106), initially filed by IMOH. on November 21, 2012 with the SEC, that includes the proxy statement of the Company and that also constitutes a prospectus of IMOH Inc., was declared effective on February 11, 2013.

On February 12, 2013, the Company, IMOH LLC and IMOH Inc. commenced the mailing of the definitive proxy statement/prospectus with respect to the transaction to stockholders of the Company. THE COMPANY URGES INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed with the SEC can also be obtained on the Company’s website at www.outdoorchannel.com.

PROXY SOLICITATION

The Company and its respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Company stockholders in favor of the acquisition. A description of the interest of the Company’s directors and executive officers in the Company is set forth in the proxy statement for the Company’s 2012 annual meeting of stockholders, which was filed with the SEC on April 19, 2012. Details of any benefits in connection with the proposed transaction are described in the definitive proxy statement/prospectus. You can find information about the Company’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. You can obtain free copies of these documents from the Company in the manner set forth above.